Exhibit 99.1

NQ Mobile Inc. Announces Updates of the FL Mobile Divestment

BEIJING, February 22, 2016 NQ Mobile Inc. (NYSE: NQ) (“NQ Mobile” or the “Company”), a leading global provider of mobile internet services, today announced that Beijing NQ Technology Co. Ltd. (“Beijing Technology”), a consolidated affiliated entity of NQ Mobile, Beijing Jinxin Rongda Investment Management Co., Ltd. (“Beijing Jinxin”), a subsidiary of Tsinghua Holdings Co. Ltd., and Shanghai Houfeng Investment Co., Ltd., the controlling shareholder of Gansu Huangtai Wine-Marketing Industry Co., Ltd. (“Gansu Huangtai”), a company listed on the Shenzhen Stock Exchange (stock code: 000995), are contemplating a proposed transaction (“Proposed Transaction”). Pursuant to the Proposed Transaction, Gansu Huangtai will acquire the entire stake of FL Mobile Jiutian Technology Co., Ltd., Beijing Technology’s majority owned subsidiary in the PRC. Gansu Huangtai has suspended trading on the Shenzhen Exchange due to “major assets restructuring” beginning from February 16, 2016 pursuant to relevant PRC regulatory requirements. The Proposed Transaction is structured pursuant to the framework agreement announced on August 26, 2015 in connection with the Company’s divestment of FL Mobile Inc., NQ Mobile’s majority owned Cayman Islands subsidiary (the “FL Mobile Divestment”). The parties have not yet entered into any definitive agreements in relation to the Proposed Transaction.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile internet services. NQ Mobile’s portfolio of offerings includes mobile game publishing platforms, mobile advertising platforms, mobile entertainment applications and platforms, mobile security and productivity applications and other mobile applications. For more information on NQ Mobile, please visit http://www.nq.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

INVESTOR RELATIONS:

NQ Mobile Inc.

Email: investors@nq.com

Phone: +1 469 310 5281

+86 10 6452 2017

Twitter: @NQMobileIR

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